UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2023

GLOBAL STAR ACQUISITION INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41506	86-2508938
(Commission File Number)	(IRS Employer Identification No.)

1641 International Drive Unit 208

McLean, VA

22102

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 703-790-0717

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock, one Redeemable Warrant, and one Right	GLSTU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	GLST	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	GLSTW	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	GLSTR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Joinder Agreement

As previously disclosed on June 15, 2023, Global Star Acquisition Inc. (the “Company”), a Delaware corporation, entered into a Merger Agreement (the “Merger Agreement”) by and among the Company and K Enter Holdings Inc., a Delaware corporation (the “K Enter”), the Purchaser (as defined in the Merger Agreement) and Merger Sub (as defined in the Merger Agreement). The transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.” Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement. The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, (i) on the day that is at least one business day prior to the date of the closing of the Business Combination (the “Closing”), the Company will merge with and into K Wave Media Ltd., a to be formed Cayman Islands exempted company and wholly-owned subsidiary of the Company (the “Purchaser”), with Purchaser continuing as the surviving corporation (the “Reincorporation Merger”), and (ii) on the date of the Closing, GLST Merger Sub Inc., a to be formed Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”) will merge with and into K Enter, with K Enter surviving the merger as a wholly-owned subsidiary of Purchaser (the “Acquisition Merger”).

A form of Joinder Agreement was included as an exhibit to the Merger Agreement to be executed by Purchaser and Merger Sub, following their formation, to bind them to the terms and conditions of the Merger Agreement. On July 13, 2023, the Purchaser and the Merger Sub executed the Joinder Agreement by and between the Company, K Enter, the Purchaser and Merger Sub. Pursuant to the Joinder Agreement, the Purchaser and Merger Sub agreed to become a party to, to be bound by, and to comply with the terms and conditions of the Merger Agreement.

The foregoing description of the Joinder Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Joinder Agreement, copy of which, or the form of which, is filed as Exhibit 10.1 hereto and incorporated by reference.

Purchase Agreement

In connection with this Merger Agreement, on July 12, 2023, the Company entered into a Purchase Agreement (the “Purchase Agreement”) by and between the Company, K Enter, and Global Star Acquisition I LLC, a Delaware limited liability company (the “Sponsor”). Pursuant to the Purchase Agreement, K Enter will purchase from the Sponsor 160,000 shares of Class B common stock (“the SPAC Securities”) for an aggregate purchase price of $1,600,000 (the “Purchase Price”) payable within 10 days from the effective date of the Purchase Agreement.

In addition to the payment of the Purchase Price, K Enter acknowledged that (x) it is an accredited investor as defined by Rule 501 of the Securities Act, (y) and has knowledge and experience in financial and business matters and in investments of this type and is capable of evaluating the merits and risks of the SPAC Securities and of making an informed investment decision. K Enter further acknowledged and agreed that the SPAC Securities: (a) are subject to limitations on transfer, (b) are being acquired pursuant to an exemption from registration under the Securities Act with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state, (c) will not be sold except in compliance with the Securities Act and any applicable U.S. state securities laws, and in accordance with any limitations set forth in any applicable lock-up agreements applicable to the SPAC Securities

The foregoing description of the Purchase Agreement is a summary only and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

IMPORTANT NOTICES

About Global Star Acquisition Inc.

The Company (NASDAQ: GLSTU) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company prioritized the Nordic region and Asia Pacific, especially Southeast Asia as its geographical focus. The Company is led by Anthony Ang, the Company’s Chairman and Chief Executive Officer, Nicholas Khoo, the Company’s Chief Operating Officer, and Shan Cui, the Company’s Chief Financial Officer.

About K Enter Holdings Inc.

K Enter Holdings Inc. is a recently formed holding company for the purpose of acquiring seven diversified entertainment operating companies based in Korea, engaged in the entertainment content and IP creation businesses (the “Seven Korean Entities”). K Enter has an internal K drama production team, and the Seven Korean Entities to be acquired by K Enter include Solaire Partners Ltd. (“Solaire Partners”), a Korean content-specialized private equity firm based in Seoul Korea that has invested in some of the highest-grossing films out of Korea, one K drama production company, three K movie production companies, one virtual production company, and one IP merchandising company. As a combined platform, we expect these companies to provide a significant amount of synergy.

Additional Information and Where to Find It

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination. However, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Company, K Enter, or the Proposed Business Combination.

In connection with the Proposed Business Combination, the Purchaser shall prepare with the assistance, cooperation and commercially reasonable efforts of K Enter and file with the SEC a registration statement on Form F-4, which will include a proxy statement/prospectus of the Company (the “Registration Statement”). The Company urge its investors, shareholders, and other interested persons to read, when available, the proxy statement/prospectus filed with the SEC and documents incorporated by reference therein because these documents will contain important information about the Company, K Enter and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of the Company as of the record date established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the Company and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Company’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the Proposed Business Combination because they will contain important information about the Company, K Enter, and the Proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the transaction without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Global Star Acquisition Inc., 1641 International Drive, Unit 208, McLean, VA 22102 or (703) 790-0717. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Participants in Solicitation

The Company, K Enter, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Business Combination. The Company’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on May 25, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will be included in the proxy statement/prospectus that the Company intends to file with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This Current Report on Form 8-K is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the Proposed Business Combination and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. To the fullest extent permitted by law under no circumstances will the Company, K Enter, or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Current Report on Form 8-K, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Current Report on Form 8-K have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither the Company nor K Enter has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Current Report on Form 8-K does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Company, K Enter or the Proposed Business Combination. Viewers of this Current Report on Form 8-K should each make their own evaluation of the Company and K Enter and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the federal securities laws, including statements regarding the benefits of the Proposed Business Combination, including K Enter’s ability to accelerate the development of its products and bring them to market, the anticipated timing for completion of the Proposed Business Combination, and the Company’s and K Enter’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and K Enter anticipate that subsequent events and developments will cause the Company’s and K Enter’s assessments to change. These forward-looking statements, which may include, without limitation, words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will”, “could,” “should,” “believes,” “predicts,” “potential,” “might,” “continues,” “think,” “strategy,” “future,” and similar expressions, involve significant risks and uncertainties (most of which factors are outside of the control of the Company or K Enter).

In addition, this Current Report on Form 8-K includes a summary set of risk factors that may have a material impact on the Company, K Enter or the Proposed Business Combination, which are not intended to capture all the risks to which the Company, K Enter or the Proposed Business Combination is subject or may be subject. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (2) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the securities; (3) the risk that the Proposed Business Combination may not be completed by the Company’s business combination deadline; (4) the inability to complete the Proposed Business Combination, including but not limited to due to the failure to obtain approval of the stockholders of the Company or K Enter for the Merger Agreement, to receive certain governmental, regulatory and third party approvals or to satisfy other conditions to closing in the Merger Agreement; (5) the failure to achieve the minimum amount of cash available following any redemptions by the Company’s stockholders; (6) the inability to obtain or maintain the listing of the Company’s common stock on Nasdaq following the Proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the Proposed Business Combination; (7) the effect of the announcement or pendency of the Proposed Business Combination on K Enter’s business relationships, operating results, and business generally; (8) risks that the Proposed Business Combination disrupts current plans and operations of K Enter; (9) the inability to realize the anticipated benefits of the Proposed Business Combination and to realize estimated pro forma results and underlying assumptions, including but not limited to with respect to estimated stockholder redemptions and costs related to the Proposed Business Combination; (10)    the assumptions underlying the pro formas may not reflect actual results and the pro formas could, as a result, not be met; (11) stockholder redemptions and costs related to the Proposed Business Combination could be higher than in the assumptions and pro formas; (12) the possibility that K Enter or the Company may be adversely affected by other economic or business factors; (13) changes in the markets in which K Enter competes, including but not limited to, its competitive landscape, technology evolution, changes in entertainment choices or regulatory changes; (14) changes in domestic and global general economic conditions; (15) risk that K Enter may not be able to execute its growth strategies; (16) the risk that K Enter experiences difficulties in managing its growth and expanding operations after the Proposed Business Combination; (17) the risk that the parties will need to raise additional capital to execute the business plan, which may not be available on acceptable terms or at all; (18) the risk that K Enter may experience fluctuations in its revenues depending on the timing and success of new content releases or could be subject to write-downs to the extent new content does not achieve commercial success; (19) the ability to recognize the anticipated benefits of the Proposed Business Combination to achieve its commercialization and development plans, and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of K Enter to grow and manage growth economically and hire and retain key employees; (20) risk that K Enter may not be able to develop and maintain effective internal controls; (21) the risk that K Enter may fail to keep pace with rapid technological developments or changes in entertainment tastes to provide new and innovative products and services, or may make substantial investments in unsuccessful new products and services; (22) the ability to develop, license or acquire new content, products and services; (23) the risk that K Enter is unable to secure or protect its intellectual property; (24) the risk of product liability or regulatory lawsuits or proceedings relating to K Enter’s business; (25) the risk of cyber security or foreign exchange losses; (26) changes in applicable laws or regulations; (27) the outcome of any legal proceedings that may be instituted against the parties related to the Merger Agreement or the Proposed Business Combination; (28) the impact of the global COVID-19 pandemic or any future pandemic and response on any of the foregoing risks, including but not limited to supply chain disruptions or closure of theaters or other production venues; (29) the risk of labor disruption that delays production and of new content; and (30) other risks and uncertainties to be identified in the Registration Statement, including those under “Risk Factors” therein, and in other filings with the U.S. Securities and Exchange Commission (“SEC”) made by the Company. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement to be filed with the SEC with respect to the Proposed Business Combination (as described further below), and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of factors is not exhaustive, are provided for illustrative purposes only, and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Forward-looking statements speak only as of the date they are made. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor K Enter presently know or that the Company and K Enter currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. The Company and K Enter anticipate that subsequent events and developments will cause the Company’s and K Enter’ assessments to change. However, while The Company and K Enter may elect to update these forward-looking statements at some point in the future, The Company and K Enter specifically disclaim any obligation to do so. Neither the Company nor K Enter gives any assurance that the Company or K Enter, or the combined company, will achieve its expectations. Accordingly, undue reliance should not be placed upon the forward-looking statements, and they should not be relied upon as representing the Company’s and K Enter’ assessments as of any date subsequent to the date of this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

10.1	Joinder Agreement, dated July 13, 2023, by and between Global Star Acquisition I, K Enter Holdings Inc., K Wave Media Ltd. and GLST Merger Sub Inc.

10.2	Purchase Agreement, dated July 12, 2023, by and between Global Star Acquisition I, K Enter Holdings Inc. and Global Star Acquisition I LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Global Star Acquisition Inc.

	By:	/s/ Anthony Ang
	Name:	Anthony Ang
	Title:	Chief Executive Officer

Dated: July 17, 2023

Exhibit 10.1

JOINDER TO MERGER AGREEMENT

This joinder (this “Joinder”) is being executed and delivered by K Wave Media Ltd., a Cayman Islands exempted company (“K Wave Media”), and GLST Merger Sub Inc., a Delaware corporation (“GLST Merger Sub”), pursuant to the Merger Agreement, dated as of June 15, 2023 (as the same may be amended from time to time, the “Merger Agreement”), by and among K Enter Holdings Inc., a Delaware corporation (the “Company”), Global Star Acquisition Inc., a Delaware corporation (“Parent”), Purchaser and Merger Sub. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Merger Agreement.

By executing and delivering this Joinder to the Company and Parent, and upon acceptance hereof by the Company and Parent upon the execution of a counterpart hereof, K Wave Media hereby agrees to become a party to, to be bound by, and to comply with the Merger Agreement as “Purchaser” in the same manner as if K Wave Media were an original signatory to the Merger Agreement, and K Wave Media shall be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement applicable to Purchaser as though an original party thereto.

Upon the execution of this Joinder, K Wave Media, as Purchaser, hereby represents and warrants to the Company that the following representations and warranties are true, correct and complete as of the date of this Joinder and as of the Closing Date:

Purchaser is authorized to issue 5,000,000 ordinary shares, par value $0.01 per share, of which 5,000,000 Purchaser Ordinary Shares are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Purchaser are issued, reserved for issuance or outstanding.

By executing and delivering this Joinder to the Company and Parent, and upon acceptance hereof by the Company and Parent upon the execution of a counterpart hereof, GLST Merger Sub hereby agrees to become a party to, to be bound by, and to comply with the Merger Agreement as “Merger Sub” in the same manner as if GLST Merger Sub were an original signatory to the Merger Agreement, and GLST Merger Sub shall be fully bound by, and subject to, all of the covenants, terms, representations, warranties, rights, obligations and conditions of the Merger Agreement applicable to Merger Sub as though an original party thereto.

Upon the execution of this Joinder, GLST Merger Sub, as Merger Sub, hereby represents and warrants to the Company that the following representations and warranties are true, correct and complete as of the date of this Joinder and as of the Closing Date:

Merger Sub is authorized to issue 1,000 shares of common stock, par value $1.00 per share, of which 1,000 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding.

[Remainder of this page intentionally left blank]

Accordingly, the undersigned have executed and delivered this Joinder as of July 13, 2023.

K WAVE MEDIA LTD.

By:	/s/ Anthony Ang
Name:	Anthony Ang
Title:	Director

GLST MERGER SUB LTD.

By:	/s/ Anthony Ang
Name:	Anthony Ang
Title:	CEO

Agreed and Accepted as of
July 13, 2023

K ENTER HOLDINGS INC.

By:	/s/ Young Jae Lee
Name:	Young Jae Lee
Its:	CEO

GLOBAL STAR ACQUISITION INC.

By:	/s/ Anthony Ang
Name:	Anthony Ang
Its:	CEO

[Signature Page to Joinder]

Exhibit 10.2

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into effectively as of July 12, 2023 (the “Effective Date”), by and among K Enter Holdings, Inc., a Delaware corporation (the “Acquirer”), Global Star Acquisition, Inc., a Delaware corporation (“SPAC”) and Global Star Acquisition I LLC, a Delaware limited liability company (“Sponsor”) (each a “Party” and, collectively, the “Parties”).

WHEREAS, SPAC, is a special purpose acquisition company that closed on its initial public offering on September 22, 2022, with 12 months (or up to 21 months if extended to the fullest extent) to complete an initial business combination;

WHEREAS, as of the date of this Agreement, SPAC has entered into a merger agreement with the Acquirer;

WHEREAS, in accordance with the terms and conditions of this Agreement, Acquirer, will purchase 160,000 shares of Class B common stock (the “SPAC Securities”) from Sponsor for a total purchase price of One Million Six Hundred Thousand and 0/100 Dollars ($1,600,000.00) (the “Purchase Price”) payable within ten (10) days of the date of this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreement contained in this Agreement, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.    Purchase and Sale.

(a)    Upon the execution of this Agreement Sponsor shall (A) transfer, deliver, and assign the SPAC Securities to Acquirer, free and clear of all liens and encumbrances; and (B) SPAC shall record such transfer.

(b)    The closing of the transactions contemplated by this Agreement shall take place on a date to be agreed upon by Acquirer and Sponsor (the “Closing Date”), but the Closing Date shall be on or before ten (10) days from the date of this Agreement. Upon the closing of this Agreement:

(i)	Acquirer shall pay Sponsor One Million Six Hundred Thousand and 0/100 Dollars ($1,600,000.00).

(ii)	Sponsor shall convey the SPAC Securities to Acquirer. The SPAC Securities shall not be subject in any respect to any forfeiture, earnout, clawback, reduction or similar restrictive provision.

2.    Limitation on Transfer. Acquirer acknowledges and agrees that the SPAC Securities are subject to the identical limitations on transfer as other founder shares.

3.    Title. Sponsor represents and warrants to Acquirer that Sponsor has good and marketable title to the SPAC Securities free and clear of all liens and encumbrances and that, upon updating the records of ownership, Acquirer will have good and marketable title to the SPAC Securities.

4.    Representations and Warranties. Each Party hereby represents and warrants to each other Party as of the Effective Date and as of the Closing that:

(a)    such Party has the power and authority to execute and deliver this Agreement and to carry out its obligations hereunder;

(b)    the execution, delivery and performance by the Party of this Agreement and the consummation of the transfer have been duly authorized by all necessary action on the part of the relevant Party, and no further approval or authorization is required on the part of such Party;

(c)    this Agreement will be valid and binding on each Party and enforceable against such Party in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer or conveyance, moratorium or similar laws affecting the enforcement of creditors rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding at law or in equity; and

(d)    Sponsor has received all third-party consents to the transfer of the SPAC Securities and such consents have been shared with Acquirer.

5.    Acknowledgements. Each Party acknowledges and agrees that the transfer has not been registered under the Securities Act or under any state securities laws and Acquirer represents that it:

(a)    is acquiring the SPAC Securities pursuant to an exemption from registration under the Securities Act with no present intention to distribute them to any person in violation of the Securities Act or any applicable U.S. state securities laws;

(b)    will not sell or otherwise dispose of any of the SPAC Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable U.S. state securities laws and in accordance with any limitations set forth in any lock-up agreements applicable to the SPAC Securities;

(c)    has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of the SPAC Securities and of making an informed investment decision, and has conducted a review of the business and affairs of SPAC that it considers sufficient and reasonable for purposes of making the transfer; and

(d)    is an “accredited investor” (as defined by Rule 501 of the Securities Act).

6.    Injunctive Relief. It is hereby understood and agreed that damages shall be an inadequate remedy in the event of a breach by any Party of any covenants or obligations herein, and that any such breach by a Party will cause the other Parties great and irreparable injury and damage. Accordingly, the breaching Party agrees that the other Parties shall be entitled, without waiving any additional rights or remedies otherwise available to such other Parties at law or in equity or by statute, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by the breaching Party of any of said covenants or obligations.

7.    Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such provision(s) had never been contained herein, provided that such provision(s) shall be curtailed, limited or eliminated only to the extent necessary to remove the invalidity, illegality or unenforceability in the jurisdiction where such provisions have been held to be invalid, illegal, or unenforceable.

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8.    Titles and Headings. The titles and section headings in this Agreement are included strictly for convenience purposes.

9.    No Waiver. It is understood and agreed that no failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

10.    Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York, without regard to its conflicts of laws rules. Each Party (a) irrevocably submits to the exclusive jurisdiction of the state courts situated in the County of New York, State of New York or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the Southern District of New York (collectively, the “Courts”), for purposes of any action, suit or other proceeding arising out of this Agreement; and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such Party. Any Party may serve any process required by such Courts by way of notice.

11.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

12.    Entire Agreement. This Agreement contains the entire agreement between the Parties and supersedes any previous understandings, commitments or agreements, oral or written, with respect to the subject matter hereof. No modification of this Agreement or waiver of the terms and conditions hereof shall be binding upon either Party, unless mutually approved in writing.

13.    Counterparts. This Agreement may be executed in counterparts (delivered by email or other means of electronic transmission), each of which shall be deemed an original and which, when taken together, shall constitute one and the same document.

14.    Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email or other electronic means, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice.

If to Acquirer:	K Enter Holdings, Inc.
16192 Coaster Highway
Lewes, Delaware 19958
Attention: Ted Kim, Director
E-mail: ted@globalfundpe.com

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With a copy to:	Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention: Mitchell S. Nussbaum
E-mail: mnussbaum@loeb.com

If to SPAC:	Global Star Acquisition Inc.
1641 International Drive, Unit 208
McLean, VA 22102
Attention: Anthony Ang, Chief Executive Officer
E-mail: anthony.ang@globalstarspac.com

With a copy to:	Nelson Mullins Riley & Scarborough LLP
50 N. Laura Street, 41st Floor
Jacksonville, FL 32202
Attention: Daniel B. Nunn, Jr.
E-mail: daniel.nunn@nelsonmullins.com

Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue NW
Suite 900
Washington, D.C. 20001
Attention: Andy Tucker
E-mail: andy.tucker@nelsonmullins.com

If to Sponsor:	Global Star Acquisition I LLC
1641 International Drive, Unit 208
McLean, VA 22102
Attention: Ted Kim
E-mail: ted@globalfundpe.com

With a copy to:	Nelson Mullins Riley & Scarborough LLP
50 N. Laura Street, 41st Floor
Jacksonville, FL 32202
Attention: Daniel B. Nunn, Jr.
E-mail: daniel.nunn@nelsonmullins.com

Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue NW
Suite 900
Washington, D.C. 20001
Attention: Andy Tucker
E-mail: andy.tucker@nelsonmullins.com

15.    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other Parties, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

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16.    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

17.    Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered, all as of the Effective Date.

ACQUIRER:

K ENTER HOLDINGS, INC., a Delaware corporation

By:	/s/ Lee Youngjae
Name:	Lee Youngjae
Title:	CEO

SPAC:

GLOBAL STAR ACQUISITION, INC., a Delaware corporation

By:	/s/ Anthony Ang
Name:	Anthony Ang
Title:	CEO/Chairman

SPONSOR:

GLOBAL STAR ACQUISITION I LLC, a Delaware limited liability company

By:	/s/ Ted Kim
Name:	Ted Kim
Title:	Managing Member